FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

TABLE OF CONTENTS

Overview
Health and safety
Financial Review
Operational Review
Capital and development projects
Exploration
Corporate matters
Outlook
Basis of accounting
Income Statement
Income Statement
Balance Sheets
Condensed Statements of Changes in Equity
Reconciliation of Headline Earnings with Net Earnings
Cash Flow Statements
Derivatives
Total Cash Costs
Operating and Financial Results
Operating and Financial Results
Operating and Financial Results
Operating and Financial Results
Underground and Surface
Development Results
Signatures

STOCK DATA

Number of shares in issue
– at 30 September 2003	473,650,481
– average for the quarter	472,885,574
Free Float	100%
ADR Ratio	1:1
Bloomberg / Reuters	GFISJ / GFLJ.J

JSE SECURITIES EXCHANGE SOUTH AFRICA — (GFI)

Range — Quarter	ZAR82.10 - ZAR110.40
Average Volume — Quarter	1,418,814 shares / day

NYSE — (GFI)

Range — Quarter	US$10.52 — US$15.28
Average Volume — Quarter	1,493,513 shares / day

INVESTOR RELATIONS

Europe & South Africa
Willie Jacobsz	Nerina Bodasing
Tel : +27 11 644-2460	Tel :+27 11 644-2630
Fax: +27 11 484-0639	Fax : + 27 11 484-0639
E-mail:	investors@goldfields.co.za
North America
Cheryl A. Martin
Tel:	+ 1 303 796-8683
Fax:	+ 1 303 796-8293
E-mail:	camartin@gfexpl.com
www.goldfields.co.za	www.gold-fields.com

First Quarter Net Earnings of R421 million (89 cents per share) or US$57 million (US$0.12 per share)

Live Conference Call Audio Webcast on 30 October 2003 at 16:30 Johannesburg time (9:30 a.m., North American EST) See www.goldfields.co.za for more details

JOHANNESBURG. 30 October 2003 — Gold Fields Limited (NYSE & JSE: GFI) today announced September 2003 quarter net earnings of R421 million (89 cents per share) compared to net earnings of R789 million (167 cents per share) in the June 2003 quarter and R542 million (115 cents per share) for the corresponding quarter in 2002. In US dollar terms first quarter net earnings were $57 million (US$0.12 per share) compared with $98 million (US$0.21 per share) in the June 2003 quarter and $52 million (US$0.11 per share) for the corresponding period in 2002. First quarter highlights included:

•	Attributable gold production of 1.038 million ounces, similar to the previous quarter.

•	Total cash costs up 6.6 per cent in rand terms to R67,566 per kilogram and up 10.6 per cent in dollar terms to US$282 per ounce.

•	Operating profit of R570 million (US$77 million), 21 per cent down from the previous quarter as a result of wage increases and the strong rand.

•	Earnings enhanced by R240 million (US$32 million) from the sale of mineral rights and associated assets at Driefontein.

•	Mineral resources increased by 9.3 million ounces to 195.3 million ounces and mineral reserves by 3.0 million ounces to 81.5 million ounces.

•	12 million ounce Arctic Platinum Project now 100 per cent owned by Gold Fields after the purchase of 49 per cent from Outokumpu for US$31 million.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

“Results for the first quarter were negatively impacted by above inflation annual wage increases, lower underground yields at Beatrix, other normal inflationary increases and a marginally lower rand gold price received, associated with a stronger rand. Operating margins and earnings were consequently lower than the previous quarter.”

“To address these pressures, the company has initiated various changes including a reduction in marginal tonnage which was deliberately increased in times of higher prices. Capital expenditure at the South African operations has already been reduced and is subject to ongoing scrutiny. In addition, paylimits are in the process of being reviewed since it is likely that the rand will remain at current levels or stronger for longer than originally anticipated. It will take some time for the benefits of these changes to be realised.”

Salient features

SA Rand						US Dollars

Quarter						Quarter

September	June	September				September	June	September
2002	2003	2003				2003	2003	2002

35,163	32,380	32,299	kg	Gold produced*	oz (000)	1,038	1,041	1,130
61,222	63,369	67,566	R/kg	Total cash costs	$/oz	282	255	183
10,831	10,925	11,497	000	Tons milled	000	11,497	10,925	10,831
104,542	86,751	86,184	R/kg	Revenue	$/oz	360	349	313
222	204	204	R/ton	Operating costs	$/ton	27	26	21
1,578	717	570	Rm	Operating profit	$ m	77	100	152
542	789	421	Rm		$ m	57	98	52
				Net earnings
115	167	89	SA c.p.s		US c.p.s.	12	21	11
542	494	164	Rm		$ m	22	64	52
				Headline earnings
115	104	35	SA c.p.s		US c.p.s.	5	14	11
735	226	136	Rm	Net earnings excluding gains	$ m	18	34	71
				and losses on financial
				instruments and foreign debt
156	48	29	SA c.p.s	net of cash and exceptional	US c.p.s.	4	8	15
				items

*	Attributable — All companies wholly owned except for Ghana (71.1%).

Overview

As indicated last quarter, earnings at R421 million (US$57 million) are significantly lower this quarter as a result of above inflation local wage increases, the stronger rand and a reduction in gains on financial instruments and foreign debt and profits earned on the sale of investments. This is despite the inclusion this quarter of a profit on the sale of certain mineral rights and associated assets to AngloGold. The pre-tax profit on this sale amounted to R187 million and after accounting for the deferred tax release, the total impact on earnings was R240 million (US$32 million).

The Group’s attributable gold production for the September quarter at 1.038 million ounces is in line with the June quarter.

Total cash costs in the September quarter increased 6.6 per cent from R63,369 per kilogram to R67,566 per kilogram and in US dollar terms increased 10.6 per cent from US$255 per ounce to US$282 per ounce due to the rand strengthening 4 per cent from R7.74 to R7.44 to the US dollar.

Health and safety

During the quarter the safety performance at the South African operations slipped back slightly from the five-year record high standards achieved during the 2003 financial year. The lost day injury frequency rate regressed from 13.9 to 15.9, the serious injury frequency rate from 6.6 to 7.2 and the fatal injury frequency rate from 0.23 to 0.31. During the quarter the Full Compliance Safety Campaign was relaunched at all operations to consolidate the gains made in safety over the past five years. Indications are that the campaign is meeting the objective of re-energising safety vigilance at all levels in the organisation.

Financial Review

Quarter ended 30 September 2003 compared to quarter ended 30 June 2003

REVENUE

Revenue is marginally lower than the previous quarter due to a lower rand gold price as a consequence of a 4 per cent strengthening of the average rand/US dollar exchange rate from 7.74 in the June 2003 quarter to 7.44 this quarter. This was partly offset by a higher US dollar gold price of US$360 per ounce, compared to US$349 per ounce in the June quarter. The resultant rand gold price of R86,184 per kilogram is thus 1 per cent lower than the R86,751 per kilogram achieved last quarter. The lower gold price was partly offset by the higher gold sales at 34,257 kilograms (1,101,400 ounces) as compared to 34,244 kilograms (1,101,000 ounces) last quarter, which resulted in revenue of R2,952 million (US$397 million) compared to R2,971 million (US$383 million) last quarter.

OPERATING COSTS

Operating costs at R2,342 million (US$315 million) for the quarter were 5 per cent higher than the previous quarter’s costs of R2,224 million (US$281 million). At the South African operations costs increased 7 per cent compared to the previous quarter. This was mainly due to the wage increases effective from 1 July and the full expensing of all operating costs at Kloof 4 shaft, as this is now regarded as a fully operating shaft. The latter item increased working costs by R24 million. The wage agreement at the South African operations increased costs at these operations by approximately 4 per cent. At the international operations costs were flat in rand terms at R656 million (US$88 million) for the quarter. On a Group basis, total cash costs increased from R63,369 per kilogram in the June quarter to R67,566 per kilogram this quarter.

The net effect of the marginally lower revenue and higher costs, together with a gold in process charge resulting from a net release of inventory at the international operations, was a decrease in operating profit from R717 million (US$100 million) in the June quarter to R570 million (US$77 million) this quarter.

OPERATING MARGIN

The operating margin for the Group declined from 24 per cent to 19 per cent in the current quarter. This is due to a decline in margins at the South African operations from 19 per cent in the previous quarter to 11 per cent in the current quarter. The decline at the local operations resulted from slightly lower production, the wage increases and the lower rand gold price. This situation is clearly unsustainable since insufficient funds are being generated to fund capital expenditure and to set aside funds for dividends, as well as meeting the Mining Charter obligations. Accordingly, paylimits are being reviewed and urgent efforts are being expended on investigating ways in which to increase gold production in the short term and productivity in the medium to longer term.

AMORTISATION

Amortisation was slightly below the previous quarter at R299 million (US$40 million).

FINANCIAL INSTRUMENTS AND DEBT

The Australian dollar once again strengthened against the US dollar, from 66.22 US cents at the end of the June quarter to 68.14 US cents at the end of the current quarter. The stronger Australian dollar resulted in a gain on foreign debt net of cash of R1 million (US$0.2 million) as compared to a gain of R66 million (US$7 million) achieved in the June 2003 quarter. Outstanding debt at the Australian operations reduced from US$29 million at the end of the June quarter to US$19 million by the end of September.

As previously reported, the Australian operations established currency financial instruments to protect the cash flows against a possible strengthening of the Australian dollar against the United States dollar. At the quarter end, US$300 million was outstanding under these instruments. Gains on these financial instruments amounted to R68 million (US$9 million) in the current quarter compared to R320 million (US$36 million) in the previous quarter. At the end of the September quarter, the marked to market value of these US dollar/Australian dollar financial instruments was a positive R576 million (US$80 million).

The gain on the above financial instruments was partially offset by an unrealised loss of R32 million (US$4 million) on the SA rand/US dollar forward cover of US$40 million. During the quarter US$4 million was purchased in addition to the US$36 million purchased in the June quarter. In the June quarter the unrealised loss amounted to R9 million (US$1 million). These forward purchases are to hedge the Group’s commitment in respect of the Tarkwa mill and owner mining projects approved at US$159 million, to the extent that these projects are funded from South African sources. The weighted average forward rate in respect of the forward cover is R8.68 to the US dollar and maturity is on 3 June 2004. The marked to market value of this forward purchase at the end of the quarter was a negative R41 million (US$6 million negative).

Details of the financial instruments are provided on page 11 of this report.

EXPLORATION AND OTHER

Exploration decreased, from R100 million (US$12 million) in the June quarter to R55 million (US$7 million) in the September quarter. The June quarter included a write-off of R43 million (US$5 million) incurred on exploration “farm-in” projects in which an ownership interest had not vested.

EXCEPTIONAL ITEMS

Profit before taxation and exceptional items was R287 million (US$39 million) compared to R697 million (US$93 million) posted in the June 2003 quarter. Exceptional items include the sale of certain Driefontein mineral rights and associated assets to AngloGold for a profit of R187 million, the sale of 567,200 shares in Chesapeake Gold Corporation (61 per cent of our holding), the remaining 88,128 shares in Glamis Gold Limited and 313,500 (13 per cent of our holding) held in Orezone Resources Inc. These investment sales generated profits of R16 million (US$2 million). This, together with sundry asset sales, resulted in an exceptional gain of R205 million (US$28 million) compared to R272 million (US$31 million) in the June quarter. The exceptional gain in the June quarter related mainly to the sale of investments.

The sale of the Beta Hunt mineral rights in Australia, sold at cost, boosted cash flows by R56 million and will reduce life of mine amortisation charges at St. Ives by some A$13 million.

TAXATION

Taxation at R37 million (US$5 million) is 75 per cent below the previous quarter as a result of reduced operating profit. A deferred tax credit of R11 million arose due to a R53 million (US$7 million) deferred tax release resulting from the sale of certain Driefontein mineral rights and associated assets to AngloGold.

EARNINGS

Net earnings, after accounting for minority interests, were thus R421 million (US$57 million) or 89 cents per share (US$0.12 per share), compared to R789 million (US$98 million) or 167 cents per share (US$0.21 per share) in the previous quarter.

Headline earnings i.e. net earnings less the net after tax effect of asset sales, amounted to R164 million (US$22 million) compared to R494 million (US$64 million) last quarter. The main reason for this decrease was the lower gains on financial instruments and foreign debt, which decreased some R340 million (US$37 million) quarter on quarter. Headline earnings per share decreased from 104 cents (US$0.14) to 35 cents (US$0.05) over the same period.

Earnings, excluding exceptional items as well as the net gains on financial instruments and foreign debt after taxation, amounted to R136 million (US$18 million) or 29 cents per share (US$0.04 per share) as compared to R226 million (US$34 million) or 48 cents per share (US$0.08 per share) achieved last quarter.

CASH FLOW

Operating cash flow for the quarter was R32 million (US$4 million), compared to operating cash flow in the June quarter of R577 million (US$95 million). The decrease is mainly due to the lower operating profit as well as taxation payments of R303 million (US$41 million) relating to prior periods.

During the quarter the final dividend of 100 S.A. cents per share for fiscal 2003 was paid amounting to R472 million (US$63 million).

Capital expenditure was R553 million (US$74 million) as compared to R709 million (US$87 million) in the June 2003 quarter. The decrease is due to a conscious effort to defer lower priority capital at the South African operations given the current rand gold price. R289 million (US$40 million) was expended at the South African operations. A significant portion of this expenditure was directed at the major projects with R48 million at the 1E and 5E shafts at Driefontein, R29 million on the new mill installation at Driefontein, R47 million at Kloof 4 shaft and R44 million at Beatrix 3 shaft. Major projects are still forecast to be in line with approved votes. The Australian operations incurred capital expenditure of R159 million (A$32 million), the majority on development of existing projects and exploration to increase the ore reserve base at those operations. At the Ghanaian operations, capital expenditure amounted to R88 million (US$12 million), the majority at Tarkwa on the mill project.

Net cash outflow for the quarter was R1,269 million (US$171 million) after taking account of the above as well as external loan repayments of R91 million (US$12 million). The cash balance at the end of the September 2003 quarter was a deficit of R279 million (US$39 million) as compared to R1,041 million (US$134 million) at the end of the June 2003 quarter. Debt at the end of September was R211 million (US$29 million) as compared to R324 million (US$42 million) at the end of June 2003.

Quarter ended 30 September 2003 compared to quarter ended 30 September 2002

Attributable gold production decreased to 1,038,000 ounces in the September 2003 quarter compared to 1,130,000 ounces in the September 2002 quarter. The decrease in production was due to the sale of St Helena in fiscal 2003 and the lower grades encountered at the South African operations. This was partly offset by excellent results achieved at Agnew, where production year on year is up 38 per cent from 33,200 ounces to 45,900 ounces.

Revenue decreased 26 per cent in rand terms (increased 4 per cent in US dollar terms) from R3,964 million (US$382 million) to R2,952 million (US$397 million). This was due to a reduction in the rand gold price achieved from R104,542 per kilogram (US$313 per ounce) in the September 2002 quarter to R86,184 per kilogram (US$360 per ounce) in the September 2003 quarter and the sale of St Helena, which generated revenue of R111 million (US$11 million) in the September 2002 quarter. Operating costs were 3 per cent lower at R2,342 million (US$315 million) compared to R2,402 million (US$231 million) in the September 2002 quarter. Operating cost increases at the South African operations of R168 million (US$80 million) were offset by the impact of translating costs at the international operations into South African rand at a stronger R/US dollar exchange rate than the corresponding quarter in the previous year. The average exchange rate strengthened 28 per cent from R10.38 to the dollar in the September 2002 quarter to R7.44 in the current quarter. Earnings decreased from R542 million (US$52 million) in the September 2002 quarter to R421 million (US$57 million) in the current quarter.

Operational Review

Group overview

Attributable gold production for the September 2003 quarter was virtually unchanged at 1,038,000 ounces when compared to the June 2003 quarter, of which approximately one third is attributable to the international operations. The international operations contributed R217 million (US$29 million) of total net operating profit compared to R205 million (US$27 million) last quarter. Production from the Australian operations decreased 2 per cent. This was despite an increase in tons throughput at St Ives, as the mine increased focus on the low grade toll milling campaign to boost cash flows, and underground yields were markedly lower due to this quarter’s mining mix. This is in line with plan. Net operating profit from the Australian operations decreased 38 per cent to R24 million (US$3 million) for the quarter. Ghana showed an increase in production of 5 per cent due to an increase in tons treated. Ghana contributed R193 million (US$26 million), a 16 per cent increase on the previous quarter’s net operating profit. At the South African operations production was virtually unchanged at 711,000 ounces. A decrease of 7 per cent in production at Beatrix due to lower grades was offset by small increases achieved at the larger Driefontein and Kloof operations. Net operating profit at the South African operations decreased to R78 million (US$11 million) mainly as a consequence of the above inflation wage increases and the treatment of 4 sub-vertical shaft at Kloof as a full operating shaft and increased tonnage.

Ore milled increased from 10.93 million tons to 11.50 million tons due to an increase in surface tons, mainly at St Ives and Tarkwa as well as the toll milling campaign at Beatrix. This resulted in a decrease in overall yield to 3.0 grams per ton, as compared to 3.1 grams per ton achieved in the June 2003 quarter. Total cash costs in rand terms increased to R67,566 per kilogram from R63,369 per kilogram achieved last quarter as a result of the cost increases at the South African operations referred to above. In US dollar terms, total cash costs increased from US$255 per ounce to US$282 per ounce mainly due to the increases mentioned above and the stronger South African rand. Operating cost per ton at R204 was unchanged from last quarter, the increase in operating costs being offset by the increase in tons milled.

South African Operations

DRIEFONTEIN

		September	June
		2003	2003

Gold produced	– 000'ozs	289.0	285.9
Total cash costs	– R/kg	67,835	63,784
	– US$/oz	284	256

Production at Driefontein increased 1 per cent to 289,000 ounces. This was due to an increase in underground tonnage at a constant yield of 8.1 grams per ton compared to the previous quarter. Underground tonnage increased to 994,000 tons from 964,000 tons, while overall tonnage decreased to 1,603,000 tons from 1,624,000 tons due to a reduction in the lower grade surface material. The decreased proportion of surface to underground ore treated resulted in the combined yield increasing from 5.5 grams per ton last quarter to 5.6 grams per ton this quarter.

Total cash costs increased by 6 per cent in rand terms to R67,835 per kilogram from R63,784 per kilogram last quarter. This was due to an increase in development and underground volumes milled, as well as the effect of the increased labour costs due to the wage increases. In US dollar terms total cash costs increased from US$256 per ounce to US$284 per ounce quarter on quarter as a result of the stronger rand, allied with the increased operating costs. Operating profit thus declined from R174 million (US$25 million) in the June quarter to R133 million (US$18 million) in the current quarter. Capital expenditure was significantly lower at R88 million (US$12 million) for the quarter compared to R193 million (US$34 million) in the previous quarter mainly due to timing and a conscious effort to defer lower priority capital given the current rand price environment.

Despite some teething problems on commissioning, the Driefontein 1 plant mill installation should achieve design capacities towards the end of the December quarter. The commissioning and stabilising process will impact on the tons milled during the December quarter. As a consequence there will be a temporary build up of ore stockpiles. All efforts are being expended to catch up the backlog but overall gold production for the December quarter is likely to be lower. The old comminution section has been shut down and preparations for demolition are underway.

KLOOF

		September	June
		2003	2003

Gold produced	– 000'ozs	262.4	259.7
Total cash costs	– R/kg	76,614	70,516
	– US$/oz	320	283

Gold production at Kloof was 262,400 ounces, which like Driefontein, was 1 per cent higher than the previous quarter. This was due to marginally higher underground grades, which offset the slightly lower underground and surface mill tonnage. Underground and surface tonnage was 969,000 tons and 278,000 tons respectively. As surface grades remained constant, the combined yield increased quarter on quarter from 6.4 grams per ton to 6.5 grams per ton. As a result of continued losses experienced at the 9 shaft marginal mining and development project due to the strong rand, the decision has been made to put this shaft and project on care and maintenance.

Total cash costs increased by 9 per cent in rand terms to R76,614 per kilogram and by 13 per cent in US dollar terms, from US$283 to US$320 per ounce. The increase in gold output was offset by the lower gold price and higher costs due to the increase in labour costs. This resulted in operating profit decreasing to R55 million (US$7 million) this quarter from R106 million (US$17 million) last quarter. Capital expenditure was R124 million (US$17 million) for the quarter compared to R114 million (US$22 million) in the previous quarter. The Kloof 3 plant pumpcell installation has been commissioned and is operating at design capacity and extraction efficiency.

Marginal areas are being closed across the mine as a result of the rand strengthening. Old gold programmes and high grade VCR pillar mining will be accelerated to offset some of this production loss. Overall gold production in the December quarter is expected to be similar to the September quarter.

BEATRIX

		September	June
		2003	2003

Gold produced	– 000'ozs	159.2	171.1
Total cash costs	– R/kg	78,509	68,401
	– US$/oz	328	275

Gold production at Beatrix decreased by 7 per cent to 159,200 ounces from 171,100 ounces achieved in the previous quarter. This decrease was due to significantly lower underground and surface yields. Underground yields decreased from 5.1 grams per ton to 4.4 grams per ton due to the mining mix achieved during the quarter.

Mining mixes were adversely affected at 2 and 4 shafts during the quarter. The constraints at these shafts mainly relate to limited flexibility in stoping operations. At 2 shaft an increased amount of ledging and equipping on new raises and stoping areas had to be done during the quarter. The process has established a number of higher grade panels for the remainder of the year.

Beatrix 4 shaft incurred operating losses of R27 million (US$4 million) during the quarter arising from the issues referred to below. An increase in production to historic levels would assist in ameliorating this loss. At 4 shaft there were delays in a number of raise holings due to the intersection of geological structures. A number of panels in the high grade section at 4 shaft also experienced temporary grade declines during the quarter. Increased ledging and equipping was done to counteract the effects of these grade declines and also to improve flexibility. These initiatives should result in an improvement in grades over the balance of the year.

Surface yields decreased from 1.1 grams per ton to 0.8 grams per ton. Management focus in this area has resulted in improved underground yields since quarter end. Interventions made should improve underground yields towards the reserve grade of 5 grams per ton. The lower yields were partly offset by increased tonnage. Underground ore milled increased to 1,054,000 tons this quarter from 1,002,000 tons, while surface tons increased 81 per cent from 182,000 tons to 329,000 tons this quarter. This increase was due to 189,000 tons sent to the neighbouring Joel mine for toll processing, an increase of 156,000 tons when compared to the June quarter.

Total cash costs increased 15 per cent in rand terms to R78,509 per kilogram and increased to US$328 per ounce from US$275 per ounce last quarter. The increase is due to a lower yield as well as the stronger rand, increased volumes and higher labour costs. Operating profit therefore declined from R81 million (US$11 million) to R28 million (US$4 million) quarter on quarter. Capital expenditure decreased from R117 million (US$21 million) last quarter to R77 million (US$11 million) this quarter.

In the short term production at this quarter’s level should be maintained.

International Operations

Ghana

TARKWA

		September	June
		2003	2003

Gold produced	– 000'ozs	147.7	129.1
Total cash costs	– US$/oz	210	213

Heap leach throughput realised record levels at just over 4 million tons for the quarter while gold production increased to 147,700 ounces compared to 129,100 ounces in the June quarter. This increase in gold production is mainly due to a 10 per cent increase in the volume of ores treated and a 4 per cent increase in head grade. Gold in process release contributed some 10,000 ounces in this period compared to some

7,000 ounces in the June quarter. The ongoing recovery in gold from the heaps reflects the continuing upgrade of the solution management systems on the leach pads and the move to lower lifts on the north leach pads, following the expansion of those facilities.

For the September quarter operating costs increased by 15 per cent to US$30 million (R220 million) in line with the increase in mining volumes. Unit operating costs decreased marginally from US$7.06 per ton to US$6.95 per ton. Total cash costs decreased similarly to US$210 per ounce. Tarkwa contributed US$22 million (R165 million) to operating profit, an increase of 29 per cent quarter on quarter.

The Tarkwa plant construction is underway and on schedule and is the main reason for the small increase in capital expenditure this quarter to US$11 million.

Tarkwa should maintain gold production achieved this quarter for the remainder of this year, noting however the uncertainty in predicting gold recovery from gold in process on the leach pads.

DAMANG

		September	June
		2003	2003

Gold produced	– 000'ozs	70.1	78.3
Total cash costs	– US$/oz	232	223

At Damang, production decreased 10 per cent to 70,100 ounces because of a decrease in mill throughput, from 1,309,000 tons to 1,186,000 tons. This was as a result of a planned maintenance shut down in July. Yield was marginally down at 1.8 grams per ton. Total cash costs increased from US$223 per ounce to US$232 per ounce quarter on quarter. The increase in unit cash costs occurred despite a decrease in unit operating costs from US$14.2 per ton to US$13.5 per ton treated, due to the inclusion of a US$1.6 million gold in process credit in the June quarter compared to a US$0.07 million gold in process charge in this quarter, reflecting the ongoing movement in high value ores through the stockpiles. The net result was a decrease in operating profit of 6 per cent to US$9 million (R69 million).

Exploration to increase the current ore reserve continues and R5 million (US$1 million) was included in costs during the quarter. Capital expenditure once again was negligible.

Production should be marginally higher next quarter as compared to the September quarter as there are no planned mill stoppages.

Australia

ST IVES

		September	June
		2003	2003

Gold produced	– 000'ozs	127.0	141.0
Total cash costs	– A$/oz	412	347
	– US$/oz	271	221

Gold production at St Ives was 127,000 ounces, a decrease of 10 per cent when compared to the June quarter’s production of 141,000 ounces. This decrease was due to a 15 per cent decline in average head grades treated, partially offset by a 13 per cent increase in ore treated from 1,495,000 tons last quarter to 1,688,000 tons this quarter. This increase in treatment volumes was due to a doubling of the toll treatment program to 173,000 tons, producing 12,000 ounces, and a 113,000 ton increase in heap leach volumes to 715,000 tons for the quarter, on the back of ongoing optimisation of that circuit and the treatment of softer ores there. The decline in average head grade was largely due to a decline in availability of high grade ores from the Junction mine, following mining difficulties there in the high grade stopes, and a reduction in volumes of high grade open pit ores from the Argo and Temeraire pits. Argo reflects its position in the mining cycle while Temeraire has been depleted.

As noted above the mix of ores treated also changed quarter on quarter with a larger contribution from low grade heap leach ores. Since the acquisition of this mine in December 2001, the mining mix between underground and surface has varied considerably. Initially open pits provided some two thirds of gold treated, but with the current commissioning of the new Argo and Leviathan underground mines, this mix will move to around 50/50 from each source by financial year-end. As previously reported the concurrent commissioning of these mines in this year will put pressure on margins, but in 2005 the benefits of these additional sources of high grade will start to be seen.

Operating costs at A$51 million (R249 million, US$33 million) were 5 per cent above the previous quarter due to costs associated with toll treatment and an increase in ore treated from underground. Total cash costs were thus A$412 per ounce (US$271 per ounce) for the September quarter compared to A$347 per ounce (US$221 per ounce) in the June quarter. The significant increase in total cash costs was expected and will remain a feature of this financial year with the commissioning of the new underground mines referred to earlier and the build up in tonnage from the new Mars open pit on Lake Lefroy. Operating costs per ton reduced from A$33 to A$30 quarter on quarter. This decrease resulted from the higher cost being more than offset by the increased tonnage, especially the increase in toll milling. St Ives contributed A$16 million (R79 million, US$11 million) to operating profit compared to A$30 million (R148 million, US$19 million) in the previous quarter. The gold price achieved of A$553 per ounce was similar to the June quarter. Capital expenditure reduced to A$26 million (R126 million,

US$18 million) in the September quarter from A$29 million (R144 million, US$26 million) in the June quarter.

The mining mix over the remaining quarters is planned to return yields to recent historic levels and supported by an expansion of open pit mining volumes and an associated expansion of the toll treatment program, gold production should improve accordingly.

AGNEW

		September	June
		2003	2003

Gold produced	– 000'ozs	45.9	35.8
Total cash costs	– A$/oz	372	449
	– US$/oz	245	286

Gold production at Agnew increased 28 per cent to 45,900 ounces quarter on quarter. Production from the Kim and Crusader underground operations were both above forecast. At Kim (Waroonga underground) volumes increased from 18,000 tons to 47,000 tons quarter on quarter at a head grade of 17.3 grams per ton or 34 per cent above the June quarter. At Crusader volumes were maintained and as a consequence less low grade surface stockpile was required. This was the main reason for the increase in reported yield from 3.3 grams per ton last quarter to 4.6 grams per ton this quarter.

The mine reported a decrease in total cash costs in Australian dollars from A$449 per ounce (US$286 per ounce) last quarter, to this quarter’s A$372 per ounce (US$245 per ounce) as a result of the production increase and higher grades. Operating costs increased from A$13 million (R63 million, US$8 million) in the June quarter to A$14 million (R69 million, US$9 million) in the current quarter in line with the increased production. The contribution to operating profit from Agnew was A$8 million (R41 million, US$5 million) compared to a negative A$0.9 million (R4 million negative and US$nil) last quarter. Capital expenditure was little changed at just below A$7 million (R33 million, US$5 million) as exploration and development of the underground operations at Waroonga continued.

Despite Agnew performing above expectations this quarter it is anticipated that this level of production can be maintained in the December quarter.

Capital and development projects

TARKWA

During the quarter design and construction activities on the new mill/ CIL plant at Tarkwa continued. Detailed engineering and design activities are now more than half completed. In terms of procurement, the majority of major items of equipment have been ordered and commitments representing nearly 50 per cent of the planned expenditure have been made. Construction activities during the quarter included clearing and preparation of the plant site, excavation of foundations and commencement of the construction of the primary crusher foundation. Clearing of the tailings dam site, along with construction of the haul road to this site, which is required during the construction phase, were also commenced. The project remains on schedule for commissioning in the second quarter of the 2005 financial year.

In respect of the conversion to owner mining, the final fleet configuration was selected in this quarter and negotiations with haul truck, support equipment and excavator suppliers were also concluded. The first of three phases of the fleet build up will commence in the fourth quarter of this financial year.

DAMANG

By the end of the quarter the first pass exploration program, which has been underway for some 18 months, testing the conglomerate hosted gold potential across the Damang license area was largely completed. While drilling is still occurring in some limited areas of Tomento and Bonsa, the broad scale potential is now largely understood. While gold hosting stacked conglomerates were encountered through much of the 27 kilometre strike length, significant proportions are unlikely to be pursued further as they offer poor economic potential due to limited thicknesses and geometries that would make them unsuitable for open pit mining. In the areas of Tomento north, Tomento east and Lima South reasonable continuity and geometry were encountered. Further evaluation is occurring in these areas although they are likely to represent incremental mill feed rather than a significant stand alone project. Drilling at Tomento, Bonsa south and Rex is continuing.

ST IVES

The optimisation and expansion project feasibility study, examining the viability of installing a new and expanded mill/CIP plant, was largely completed during the quarter and an investment decision will be considered during the second quarter of this year. While the exploration program to support the feasibility study was completed in the June quarter, these activities on the site have continued, with particular focus on the Greater Revenge Area and the Argo and Leviathan complexes.

Exploration

New ventures that were concluded during the quarter include a private placement, joint venture option with Bolivar Gold Corporation on the El Callao district in Venezuela. The investment in Bolivar amounted to R88 million (US$12 million) for the purchase of 12.34 million shares giving an interest of 15 per cent. These types of equity placement/joint venture option agreements have been a winning strategy for Gold Fields. The company has invested over US$30 million in equity placements that are valued at over US$70 million at current market prices. Over US$20 million of these gains have been realised. Aside from these gains, Gold Fields experiences exposure to a variety of high quality exploration projects without the country set-up cost of entering a new jurisdiction. These increased exploration and acquisition activities are part of Gold Fields’ response to a more favourable US dollar gold price environment and outlook.

During the quarter, Gold Fields completed exploration drilling activities on Arctic Platinum in Finland, the Radius joint venture in Guatemala, the Committee Bay joint venture in Nunavut, Canada, the St Barbara joint venture in Western Australia and the Higginsville project in Western Australia.

ARCTIC PLATINUM PROJECT

As previously reported, on 11 July 2003 Outokumpu Oyj announced that it had concluded a transaction with South Atlantic Resources Ltd., a Canadian junior mining company, to dispose of its 49 per cent interest in the Arctic Platinum Project, for a total consideration of US$31 million. In terms of the Arctic Platinum Partnership Agreement, this disposal was subject to a pre-emptive right in favour of Gold Fields. On 8 August 2003, it was announced that Gold Fields would exercise this right. In terms of the agreement Gold Fields paid US$31 million to acquire the remaining 49 per cent interest, made up of US$23 million in cash with the balance in the issue of 564,841 new Gold Fields shares. This transaction was closed out during the quarter.

The Arctic Platinum Project is an advanced stage PGM exploration project in Northern Finland. To date approximately 12 million ounces of PGM resources have been delineated on the site.

Corporate matters

Black economic empowerment transaction

On 10 June 2003, Gold Fields and Mvelaphanda Resources Limited, or Mvela Resources, issued a joint cautionary announcement to shareholders, stating they had reached agreement in principle for a broad based black economic empowerment consortium, led by Mvela Resources, to acquire a beneficial interest of 15 per cent in the South African gold mining assets of Gold Fields for a consideration of R4.1 billion to be paid on completion of the transaction. On 8 October 2003, Gold Fields and Mvela Resources issued a further joint cautionary announcement to shareholders stating that it had been agreed to extend the period of exclusivity provided for by the agreement in principle until 28 February 2004, for the purpose of completing the conditions precedent to the transaction.

The transaction relates to Gold Fields’ current South African gold mining assets, which include the Beatrix, Driefontein and Kloof mines and ancillary service companies. Detailed life of mine valuations have shown that the assets represent approximately 70 per cent of Gold Fields’ total value. As such, the purchase consideration of the empowerment interest has been determined with reference to this percentage of Gold Fields’ market capitalisation, based on the weighted average traded price of shares in Gold Fields over the 30 business days prior to the date of the initial announcement.

The funding required by the empowerment consortium will be sourced through a significant equity capital raising by Mvela Resources, the provision by Gold Fields of vendor financing on commercial terms and the raising of debt by Mvela Resources for the balance of the purchase consideration.

Mvela is in the process of undergoing a debt raising exercise. A detailed terms announcement will be made once funding commitments are finalised.

This transaction represents a significant milestone towards meeting the requirements of the Mining Charter.

Sale of Driefontein’s 1C11 block

On 18 September 2003, it was announced that Driefontein sold the mining Block 1C11 and associated assets to AngloGold, for a cash consideration of R315 million. This block is situated on Driefontein’s western boundary adjacent to AngloGold’s TauTona mining operation. The profit net of taxation amounted to R240 million. The sale is subject to the suspensive condition that, to the extent necessary, the transaction be approved by the Competition Commission.

The Block, only accessible in 10 years time by Driefontein, has an estimated 576,000 ounces of recoverable gold. The value brought forward by this deal will be used to invest in the current South African operations.

Awards

Gold Fields Limited has received the Squirrel award from the Investment Analysts Society of Southern Africa (IASA) for “best reporting and communication” in the resources, diamonds, precious metals and minerals category for the 2002 calendar year. Gold Fields also received the Samrec/IASA award for best reporting of mineral resources and mineral reserves according to the Samrec code for calendar 2002. Samrec is the South African Mineral Resources Committee. Gold Fields will continue to improve communication to all stakeholders and other interested parties setting industry standards even higher than those achieved in the past.

Legal

There have been no further developments to our earlier report in respect of the law suit filed by Zalumzi Singleton Mtwesi (“Mtwesi”) against Gold Fields Limited in the Supreme Court of the State of New York County of New York on 6 May 2003. In summary, Mtwesi and the plaintiffs class demand an order certifying the plaintiffs class and compensatory damages from Gold Fields Limited. The suit has not been served on Gold Fields Limited. If and when service of the suit takes place it will be vigorously contested. Gold Fields Limited will keep shareholders appraised of any future developments in this matter.

Mineral resources and reserves

On 2 October 2003, it was announced that both Gold Fields’ attributable mineral resources and reserves for the fiscal year ended 30 June 2003 have increased. Attributable resources have increased from 186.0 to 195.3 million ounces and attributable reserves have increased by 3.0 million ounces to 81.5 million ounces despite depletion of 4.7 million ounces (attributable gold produced 4.3 million ounces) during fiscal 2003. This net increase in reserves reflects on the focus of organic growth and exploration within Gold Fields.

Annual Report

The financial statements for the year ended 30 June 2003 were approved by the directors on 8 September 2003. A copy of the Annual Report was subsequently forwarded to all shareholders, together with the first ever Sustainable Development Report for the year ended 30 June 2003. This report has been compiled utilising the Global Reporting Initiative guidelines as well as those of the Global Mining Initiative. Our social development and fulfilling the requirements of the Mining Charter are key corporate priorities going forward.

Outlook

Gold production is not expected to be materially different in the December 2003 quarter. Should the rand gold price remain at current levels, revenue and operating margins will continue to be under pressure. The lower operating margins currently experienced at the South African operations have necessitated a change in mining strategy at the South African operations resulting in a reduction in marginal tonnage and a review of paylimits. In the short term, notwithstanding the review of paylimits, efforts are being made to increase production through increased quality volumes and focus on the recovery of old gold. In the longer term efforts are being made to increase productivity.

At current exchange rates there should not be a significant gain on the Australian dollar currency financial instruments in the December quarter. No significant asset sales, which boosted profits in the last two quarters, are contemplated during the December quarter.

Basis of accounting

The unaudited results for the quarter have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the September 2003 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied at the previous year-end.

Income Statement

International Financial Reporting Standards Basis

	Quarter

SA RAND	September	June	September
(Figures are in millions unless otherwise stated)	2003	2003	2002

Revenue	2,952.4	2,970.7	3,963.5
Operating costs	2,341.8	2,223.8	2,402.2
Gold inventory change	40.8	29.7	(16.4)

Operating profit	569.8	717.2	1,577.7
Amortisation and depreciation	298.8	306.4	341.9

Net operating profit	271.0	410.8	1,235.8
Finance income/(cost)	21.9	94.8	(38.8)
- Net interest received and investment income	20.8	28.6	33.0
- Gain/(loss) on foreign debt, net of cash	1.1	66.2	(71.8)
Gain/(loss) on financial instruments	36.4	311.4	(201.9)
Other income/(expense)	12.4	(20.1)	11.0
Exploration	(55.1)	(100.4)	(45.5)

Profit before tax and exceptional items	286.6	696.5	960.6
Exceptional gain	204.5	271.7	—

Profit before taxation	491.1	968.2	960.6
Mining and income taxation	37.3	151.1	385.7
- Normal taxation	47.8	(8.4)	288.7
- Deferred taxation	(10.5)	159.5	97.0
Profit after taxation	453.8	817.1	574.9
Minority interest	32.6	27.7	33.2

Net earnings	421.2	789.4	541.7

Exceptional items:
Sale of mineral rights	187.2	—	—
Profit on sale of investments	16.1	301.8	—
Retirement of health care obligations	—	(26.7)	—
Other	1.2	(3.4)	—

Total exceptional items	204.5	271.7	—
Taxation	52.3	(1.7)	—

Net exceptional items after tax	256.8	270.0	—

Net earnings per share (cents)	89	167	115
Headline earnings	164.4	494.4	541.7
Headline earnings per share (cents)	35	104	115
Diluted earnings per share (cents)	89	166	114
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	136.4	225.9	735.1
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	29	48	156

Gold sold — managed	kg	34,257	34,244	37,913
Gold price received	R/kg	86,184	86,751	104,542
Total cash costs	R/kg	67,566	63,369	61,222

Income Statement

International Financial Reporting Standards Basis

	Quarter

US DOLLARS	September	June	September
(Figures are in millions unless otherwise stated)	2003	2003	2002

Revenue	396.8	383.2	381.8
Operating costs	314.8	280.5	231.4
Gold inventory change	5.5	3.2	(1.6)

Operating profit	76.5	99.5	152.0
Amortisation and depreciation	40.2	39.0	32.9

Net operating profit	36.3	60.5	119.1
Finance income/(cost)	3.0	11.3	(3.7)
- Net interest received and investment income	2.8	3.9	3.2
- Gain/(loss) on foreign debt, net of cash	0.2	7.4	(6.9)
Gain/(loss) on financial instruments	4.9	35.1	(19.5)
Other income/(expense)	1.7	(2.3)	1.1
Exploration	(7.4)	(11.6)	(4.4)

Profit before tax and exceptional items	38.5	93.0	92.6
Exceptional gain	27.5	31.4	—

Profit before taxation	66.0	124.4	92.6
Mining and income taxation	5.0	22.8	37.1
- Normal taxation	6.4	2.8	27.8
- Deferred taxation	(1.4)	20.0	9.3
Profit after taxation	61.0	101.6	55.5
Minority interest	4.4	3.6	3.2

Net earnings	56.6	98.0	52.3

Exceptional items:
Sale of mineral rights	25.2	—	—
Profit on sale of investments	2.2	34.2	—
Retirement of health care obligations	—	(3.0)	—
Other	0.1	0.2	—

Total exceptional items	27.5	31.4	—
Taxation	7.0	(0.4)	—

Net exceptional items after tax	34.5	31.0	—

Net earnings per share (cents)	12	21	11
Headline earnings	22.1	64.2	52.3
Headline earnings per share (cents)	5	14	11
Diluted earnings per share (cents)	12	21	11
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	18.3	34.0	70.8
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	4	8	15
Exchange rate — SA Rand/US Dollar	7.44	7.74	10.38

Gold sold — managed	ozs (000)	1,101	1,101	1,219
Gold price received	$/oz	360	349	313
Total cash costs	$/oz	282	255	183

Balance Sheets

International Financial Reporting Standards Basis

	SA RAND		US DOLLARS

	September	June	September	June
(Figures are in millions)	2003	2003	2003	2003

Mining and mineral assets	15,234.6	15,371.3	2,115.9	1,973.2
Non-current assets	283.9	275.0	39.4	35.3
Investments	777.2	512.1	107.9	65.7
Current assets	2,176.0	3,059.5	302.2	392.7
- Other current assets	2,455.3	2,018.7	341.0	259.1
- Cash and deposits	(279.3)	1,040.8	(38.8)	133.6
Total assets	18,471.7	19,217.9	2,565.4	2,466.9

Shareholders’ equity	11,237.6	11,295.5	1,560.8	1,450.0
Minority interest	498.6	668.2	69.3	85.8
Deferred taxation	4,233.0	4,279.6	587.9	549.4
Long-term loans	100.7	164.2	14.0	21.1
Environmental rehabilitation provisions	708.1	715.3	98.3	91.8
Post-retirement health care provisions	90.8	90.7	12.6	11.6
Current liabilities	1,602.9	2,004.4	222.5	257.2
- Other current liabilities	1,493.0	1,844.7	207.2	236.7
- Current portion of long-term loans	109.9	159.7	15.3	20.5
Total equity and liabilities	18,471.7	19,217.9	2,565.4	2,466.9

S.A. Rand/U.S. Dollar conversion rate			7.20	7.79

Condensed Statements of Changes in Equity

International Financial Reporting Standards Basis

	SA RAND		US DOLLARS

	September	September	September	September
(Figures are in millions)	2003	2002	2003	2002

Balance as at the beginning of the financial year	11,295.5	11,095.8	1,450.0	1,071.0
Currency translation adjustment and other	(258.2)	11.6	83.6	(27.6)
Issue of share capital	0.6	0.6	0.1	0.1
Increase in share premium	76.1	23.5	10.2	8.3
Marked to market valuation of listed investments	174.8	88.4	23.5	2.2
Dividends	(472.4)	(1,038.5)	(63.2)	(96.6)
Net earnings	421.2	541.7	56.6	52.3

Balance as at the end of September	11,237.6	10,723.1	1,560.8	1,009.7

Reconciliation of Headline Earnings with Net Earnings

	SA RAND			US DOLLARS

	September	June	September	September	June	September
(Figures are in millions)	2003	2003	2002	2003	2003	2002

Net earnings	421.2	789.4	541.7	56.6	98.0	52.3
Profit on disposal of mineral rights and associated assets	(187.2)	—	—	(25.2)	—	—
Taxation effect of profit on disposal of mineral rights and associated assets	(53.0)	—	—	(7.1)	—	—
Profit on sale of investments	(16.1)	(301.8)	—	(2.2)	(34.2)	—
Taxation effect of profit on sale of investments	0.4	1.8	—	0.1	0.2	—
Other after tax adjustments	(0.9)	5.0	—	(0.1)	0.2	—

Headline earnings	164.4	494.4	541.7	22.1	64.2	52.3

Headline earnings per share — cents	35	104	115	5	14	11
Based on headline earnings as given above divided by 472,885,574 (June 2003 — 472,219,228 and September 2002 — 471,259,295) being the weighted average number of ordinary shares in issue

Cash Flow Statements

International Financial Reporting Standards Basis

	Quarter

SA RAND	September	June	September
(Figures are in millions)	2003	2003	2002

Cash flow from operating activities	31.6	577.1	995.7
Profit before tax and exceptional items	286.6	696.5	960.6
Exceptional items	204.5	271.7	—
Amortisation and depreciation	298.8	306.4	341.9
Change in working capital	(211.2)	(40.9)	(162.3)
Taxation paid	(303.3)	(123.7)	(486.2)
Other non-cash items	(243.8)	(532.9)	341.7
Dividends paid	(472.4)	(22.5)	(1,038.5)
Ordinary shareholders	(472.4)	—	(1,038.5)
Minority shareholders in subsidiaries	—	(22.5)	—
Cash utilised in investing activities	(766.0)	(579.9)	(575.4)
Capital expenditure — additions	(552.7)	(709.2)	(557.3)
Capital expenditure — proceeds on disposal	56.5	24.3	0.1
Purchase of investments	(280.3)	(11.5)	(12.8)
Proceeds on the disposal of investments	17.6	358.8	—
Environmental and post-retirement health care payments	(7.1)	(242.3)	(5.4)
Cash flow from financing activities	(61.9)	(728.7)	24.1
Loans repaid	(90.6)	(704.9)	—
Minority shareholder’s loan received/(repaid)	12.4	(31.0)	—
Shares issued	16.3	7.2	24.1
Net cash inflow/(outflow)	(1,268.7)	(754.0)	(594.1)
Translation adjustment	(51.4)	(26.6)	6.1
Cash at beginning of period	1,040.8	1,821.4	2,027.1
Cash/(debt) at end of period	(279.3)	1,040.8	1,439.1

	Quarter

US DOLLARS	September	June	September
(Figures are in millions)	2003	2003	2002

Cash flow from operating activities	4.2	95.0	95.3
Profit before tax and exceptional items	38.5	93.0	92.6
Exceptional items	27.5	31.4	—
Amortisation and depreciation	40.2	39.0	32.9
Change in working capital	(28.4)	(3.3)	(15.6)
Taxation paid	(40.8)	(3.4)	(47.5)
Other non-cash items	(32.8)	(61.7)	32.9
Dividends paid	(63.2)	(2.9)	(96.6)
Ordinary shareholders	(63.2)	—	(96.6)
Minority shareholders in subsidiaries	—	(2.9)	—
Cash utilised in investing activities	(103.0)	(61.2)	(55.4)
Capital expenditure — additions	(74.3)	(86.5)	(53.7)
Capital expenditure — proceeds on disposal	7.6	2.9	—
Purchase of investments	(37.7)	(1.4)	(1.2)
Proceeds on the disposal of investments	2.4	50.7	—
Environmental and post-retirement health care payments	(1.0)	(26.9)	(0.5)
Cash flow from financing activities	(8.5)	(98.2)	2.3
Loans repaid	(12.4)	(94.5)	—
Minority shareholder’s loan received/(repaid)	1.7	(4.7)	—
Shares issued	2.2	1.0	2.3
Net cash inflow/(outflow)	(170.5)	(67.3)	(54.4)
Translation adjustment	(1.9)	(22.6)	(5.8)
Cash at beginning of period	133.6	223.5	195.7
Cash/(debt) at end of period	(38.8)	133.6	135.5

Derivatives

Policy

The Group’s policy is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

•	to protect cash flows at times of significant expenditure,

•	for specific debt servicing requirements, and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments — those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39 and accordingly the positions have been marked to market at the quarter and year-end.

Currency Financial Instruments — at quarter ended September 2003

US DOLLAR/AUSTRALIAN DOLLAR

Year ended 30 June	2004	2005	2006	2007	TOTAL

Forward sales:
Amount (US Dollars) –000’s	37,500	50,000	50,000	37,500	175,000
Average rate (USD/AUD)	0.4934	0.4934	0.4934	0.4934	0.4934
Zero cost collar:
Amount (US Dollars) –000’s	—	37,500	50,000	37,500	125,000
Average downside protection level (USD/AUD)	—	0.5191	0.5191	0.5191	0.5191
Average upside benefit cap (USD/AUD)	—	0.4289	0.4289	0.4289	0.4289

The marked to market value of all transactions making up the positions as at the end of September 2003 in the above table, was a positive R576.4 million (US$80.1 million). The value was based on exchange rates of ZAR/USD7.20 and USD/AUD0.6814 and the prevailing interest rates and volatilities at the time.

US DOLLAR / RAND

Year ended 30 June	2004	2005	2006	2007	TOTAL

Forward purchases:
Amount (US Dollars) –000’s	40,000	—	—	—	40,000
Average rate (ZAR/USD)	8.68	—	—	—	8.68

During the quarter, additional forward cover of US$4 million was purchased in respect of the Tarkwa mill and owner mining projects approved. The total forward purchase of US$40 million matures on 3 June 2004. The marked to market value of all transactions making up the positions in the above table was a negative R40.8 million (US$5.7 million negative). The value was based on an exchange rate of ZAR/USD7.20 and the prevailing interest rates and volatilities at the time.

Total Cash Costs

				SA OPERATIONS				INTERNATIONAL

									Ghana		Australia
(All figures are in Rand millions unless otherwise stated)			Total Mine
			Operations	Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	St Ives		Agnew

Operating costs (1)		September 2003	2,341.8	1,685.8	636.1	649.2	400.5	656.0	219.6	119.2	248.6		68.6
		June 2003	2,223.8	1,570.4	595.8	594.2	380.4	653.4	204.7	146.0	239.8		62.9

Gold in process and inventory change*		September 2003	36.4	—	—	—	—	36.4	11.0	(0.5)	12.4		13.5
		June 2003	12.6	—	—	—	—	12.6	8.9	(14.0)	1.1		16.6

Less:	Rehabilitation costs	September 2003	10.2	9.0	2.8	5.3	0.9	1.2	0.2	0.3	0.5		0.2
		June 2003	7.2	6.5	2.8	2.3	1.4	0.7	0.2	0.3	0.1		0.1

	Production taxes	September 2003	7.8	7.8	1.9	4.4	1.5	—	—	—	—		—
		June 2003	10.1	10.1	4.8	3.6	1.7	—	—	—	—		—

	General and admin	September 2003	82.6	53.0	23.6	18.5	10.9	29.6	12.0	3.1	13.1		1.4
		June 2003	88.6	63.0	25.9	22.2	14.9	25.6	10.5	3.1	8.8		3.2

Cash operating costs		September 2003	2,277.6	1,616.0	607.8	621.0	387.2	661.6	218.4	115.3	247.4		80.5
		June 2003	2,130.5	1,490.8	562.3	566.1	362.4	639.7	202.9	128.6	232.0		76.2

Plus:	Production taxes	September 2003	7.8	7.8	1.9	4.4	1.5	—	—	—	—		—
		June 2003	10.1	10.1	4.8	3.6	1.7	—	—	—	—		—

	Royalties	September 2003	29.2	—	—	—	—	29.2	11.9	5.6	8.6		3.1
		June 2003	29.4	—	—	—	—	29.4	10.4	6.4	9.5		3.1

TOTAL CASH COSTS (2)		September 2003	2,314.6	1,623.8	609.7	625.4	388.7	690.8	230.3	120.9	256.0		83.6
		June 2003	2,170.0	1,500.9	567.1	569.7	364.1	669.1	213.3	135.0	241.5		79.3

Plus:	Amortisation*	September 2003	279.4	137.6	57.1	59.5	21.0	141.8	27.5	14.4		99.9
		June 2003	298.3	129.8	58.8	54.4	16.6	168.5	32.9	13.5		122.1

	Rehabilitation	September 2003	10.2	9.0	2.8	5.3	0.9	1.2	0.2	0.3		0.7
		June 2003	7.2	6.5	2.8	2.3	1.4	0.7	0.2	0.3		0.2

TOTAL PRODUCTION COSTS (3)		September 2003	2,604.2	1,770.4	669.6	690.2	410.6	833.8	258.0	135.6		440.2
		June 2003	2,475.5	1,637.2	628.7	626.4	382.1	838.3	246.4	148.8		443.1

Gold sold — thousand ounces		September 2003	1,101.4	710.6	289.0	262.4	159.2	390.8	147.7	70.1	127.0		45.9
		June 2003	1,101.0	716.7	285.9	259.7	171.1	384.2	129.1	78.3	141.0		35.8

TOTAL CASH COSTS — US$/oz		September 2003	282	307	284	320	328	238	210	232	271		245
		June 2003	255	271	256	283	275	225	213	223	221		286

TOTAL PRODUCTION COSTS — US$/oz		September 2003	318	335	311	353	347	287	235	260		342
		June 2003	291	295	284	312	288	282	247	246		324

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.

(1) Operating costs — All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash costs — Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

(3) Total production costs — Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above. * Adjusted for amortisation/depreciation (non-cash item) excluded from gold in process change.

Average exchange rates are US$1 = R7.44 and US$1 = R7.74 for the September 2003 and June 2003 quarters respectively.

Operating and Financial Results

			SA Operations

		Total Mine
SA RAND		Operations##	Total##	Driefontein	Kloof	Beatrix

Operating Results
Ore milled / treated (000 tons)	September 2003	11,497	4,233	1,603	1,247	1,383
	June 2003	10,925	4,065	1,624	1,257	1,184

Yield (grams per ton)	September 2003	3.0	5.2	5.6	6.5	3.6
	June 2003	3.1	5.5	5.5	6.4	4.5

Gold produced (kilograms)	September 2003	34,257	22,102	8,988	8,163	4,951
	June 2003	34,244	22,293	8,891	8,079	5,323

Gold sold (kilograms)	September 2003	34,257	22,102	8,988	8,163	4,951
	June 2003	34,244	22,293	8,891	8,079	5,323

Gold price received (Rand per kilogram)	September 2003	86,184	86,037	85,570	86,243	86,548
	June 2003	86,751	86,628	86,616	86,657	86,605

Total cash costs (Rand per kilogram)	September 2003	67,566	73,468	67,835	76,614	78,509
	June 2003	63,369	67,326	63,784	70,516	68,401

Total production costs (Rand per kilogram)	September 2003	76,019	80,101	74,499	84,552	82,933
	June 2003	72,290	73,440	70,712	77,534	71,783

Operating costs (Rand per ton)	September 2003	204	398	397	521	290
	June 2003	204	386	367	473	321

Financial Results (Rand million)
Revenue	September 2003	2,952.4	1,901.6	769.1	704.0	428.5
	June 2003	2,970.7	1,931.2	770.1	700.1	461.0

Operating costs	September 2003	2,341.8	1,685.8	636.1	649.2	400.5
	June 2003	2,223.8	1,570.4	595.8	594.2	380.4

Gold inventory change	September 2003	40.8	—	—	—	—
	June 2003	29.7	—	—	—	—

Operating profit	September 2003	569.8	215.8	133.0	54.8	28.0
	June 2003	717.2	360.8	174.3	105.9	80.6

Amortisation of mining assets	September 2003	275.0	137.6	57.1	59.5	21.0
	June 2003	281.2	129.8	58.8	54.4	16.6

Net operating profit	September 2003	294.8	78.2	75.9	(4.7)	7.0
	June 2003	436.0	231.0	115.5	51.5	64.0

Other income/(costs)	September 2003	54.8	(10.5)	(6.2)	(4.1)	(0.2)
	June 2003	364.1	(11.1)	(9.2)	1.1	(5.9)

Profit before taxation	September 2003	349.6	67.7	69.7	(8.8)	6.8
	June 2003	800.1	219.9	106.3	52.6	58.1

Mining and income taxation	September 2003	53.5	(62.2)	(42.1)	(24.0)	3.9
	June 2003	180.9	53.1	10.2	8.5	26.3

- Normal taxation	September 2003	35.0	1.3	0.6	0.6	0.1
	June 2003	(4.8)	(41.0)	(31.2)	(19.2)	1.3

- Deferred taxation	September 2003	18.5	(63.5)	(42.7)	(24.6)	3.8
	June 2003	185.7	94.1	41.4	27.7	25.0

Exceptional items	September 2003	188.4	187.2	187.2	—	—
	June 2003	(19.2)	(26.0)	(17.1)	(8.6)	(1.0)

Net earnings	September 2003	484.5	317.1	299.0	15.2	2.9
	June 2003	600.0	140.8	79.0	35.5	30.8

Capital expenditure (Rand million)	September 2003	535.9	288.6	87.9	123.7	77.0
	June 2003	669.5	423.1	193.0	113.6	116.5
Planned for next six months to March 2004		1,400.6	490.6	162.2	186.7	141.7

# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

## Comparative figures for June 2003 include final sundry income adjustments at St Helena. St Helena is excluded from the mine analysis.

Operating and Financial Results

		International

			Ghana		Australia

SA RAND		Total	Tarkwa	Damang	St Ives		Agnew

Operating Results
Ore milled / treated (000 tons)	September 2003	7,264	4,080	1,186	1,688		310
	June 2003	6,860	3,723	1,309	1,495		333

Yield (grams per ton)	September 2003	1.7	1.1	1.8	2.3		4.6
	June 2003	1.7	1.1	1.9	2.9		3.3

Gold produced (kilograms)	September 2003	12,155	4,595	2,181	3,951		1,428
	June 2003	11,951	4,015	2,435	4,386		1,115

Gold sold (kilograms)	September 2003	12,155	4,595	2,181	3,951		1,428
	June 2003	11,951	4,015	2,435	4,386		1,115

Gold price received (Rand per kilogram)	September 2003	86,450	86,355	85,878	86,940		86,275
	June 2003	86,980	86,102	87,556	87,415		87,175

Total cash costs (Rand per kilogram)	September 2003	56,833	50,120	55,433	64,794		58,543
	June 2003	55,987	53,126	55,441	55,062		71,121

Total production costs (Rand per kilogram)	September 2003	68,597	56,148	62,173		81,837
	June 2003	70,145	61,370	61,109		80,549

Operating costs (Rand per ton)	September 2003	90	54	101	147		221
	June 2003	95	55	112	160		189

Financial Results (Rand million)
Revenue	September 2003	1,050.8	396.8	187.3	343.5		123.2
	June 2003	1,039.5	345.7	213.2	383.4		97.2

Operating costs	September 2003	656.0	219.6	119.2	248.6		68.6
	June 2003	653.4	204.7	146.0	239.8		62.9

Gold inventory change	September 2003	40.8	11.9	(0.5)	16.0		13.4
	June 2003	29.7	10.0	(14.0)	(4.8)		38.5

Operating profit	September 2003	354.0	165.3	68.6	78.9		41.2
	June 2003	356.4	131.0	81.2	148.4		(4.2)

Amortisation of mining assets	September 2003	137.4	26.6	14.4		96.4
	June 2003	151.4	31.8	13.5		106.1

Net operating profit	September 2003	216.6	138.7	54.2		23.7
	June 2003	205.0	99.2	67.7		38.1

Other income/(costs)	September 2003	65.3	1.4	(0.9)		64.8
	June 2003	375.2	1.3	(3.5)		377.4

Profit before taxation	September 2003	281.9	140.1	53.3		88.5
	June 2003	580.2	100.5	64.2		415.5

Mining and income taxation	September 2003	115.7	56.6	24.0		35.1
	June 2003	127.8	44.2	23.5		60.1

- Normal taxation	September 2003	33.7	15.2	6.8		11.7
	June 2003	36.2	15.1	8.5		12.6

- Deferred taxation	September 2003	82.0	41.4	17.2		23.4
	June 2003	91.6	29.1	15.0		47.5

Exceptional items	September 2003	1.2	—	—		1.2
	June 2003	6.8	(1.3)	—		8.1

Net earnings	September 2003	167.4	83.5	29.3		54.6
	June 2003	459.2	55.0	40.7		363.5

Capital expenditure (Rand million)	September 2003	247.3	81.0	7.3	125.7		33.3
	June 2003	246.4	56.1	3.9	144.0		42.4
Planned for next six months to March 2004		910.0	649.4	5.6	190.9		64.1

Operating and Financial Results

			SA Operations

		Total Mine
US DOLLARS		Operations##	Total##	Driefontein	Kloof	Beatrix

Operating Results
Ore milled / treated (000 tons)	September 2003	11,497	4,233	1,603	1,247	1,383
	June 2003	10,925	4,065	1,624	1,257	1,184

Yield (ounces per ton)	September 2003	0.096	0.168	0.180	0.210	0.115
	June 2003	0.101	0.176	0.176	0.207	0.145

Gold produced (000 ounces)	September 2003	1,101.4	710.6	289.0	262.4	159.2
	June 2003	1,101.0	716.7	285.9	259.7	171.1

Gold sold (000 ounces)	September 2003	1,101.4	710.6	289.0	262.4	159.2
	June 2003	1,101.0	716.7	285.9	259.7	171.1

Gold price received (US Dollars per ounce)	September 2003	360	360	358	361	362
	June 2003	349	348	348	348	348

Total cash costs (US Dollars per ounce)	September 2003	282	307	284	320	328
	June 2003	255	271	256	283	275

Total production costs (US Dollars per ounce)	September 2003	318	335	311	353	347
	June 2003	291	295	284	312	288

Operating costs (US Dollars per ton)	September 2003	27	54	53	70	39
	June 2003	26	50	47	61	42

Financial Results (US$ million)
Revenue	September 2003	396.8	255.6	103.4	94.6	57.6
	June 2003	383.2	250.9	100.4	91.3	58.5

Operating costs	September 2003	314.8	226.6	85.5	87.3	53.8
	June 2003	280.5	197.4	75.0	74.4	47.4

Gold inventory change	September 2003	5.5	—	—	—	—
	June 2003	3.2	0.2	0.2	—	—

Operating profit	September 2003	76.5	29.0	17.9	7.4	3.8
	June 2003	99.5	53.4	25.2	16.9	11.2

Amortisation of mining assets	September 2003	37.0	18.5	7.7	8.0	2.8
	June 2003	36.0	16.4	7.3	6.9	2.2

Net operating profit	September 2003	39.5	10.5	10.2	(0.6)	0.9
	June 2003	63.6	37.0	17.9	10.0	9.0

Other income/(costs)	September 2003	7.4	(1.4)	(0.8)	(0.6)	(0.0)
	June 2003	40.9	(1.1)	(1.0)	0.1	(0.6)

Profit before taxation	September 2003	46.9	9.1	9.4	(1.2)	0.9
	June 2003	104.5	36.0	16.9	10.2	8.4

Mining and income taxation	September 2003	7.2	(8.4)	(5.7)	(3.2)	0.5
	June 2003	26.2	10.1	3.0	2.4	3.7

- Normal taxation	September 2003	4.7	0.2	0.1	0.1	0.0
	June 2003	3.1	(1.5)	(1.9)	(0.8)	0.2

- Deferred taxation	September 2003	2.5	(8.5)	(5.7)	(3.3)	0.5
	June 2003	23.1	11.6	4.9	3.2	3.5

Exceptional items	September 2003	25.3	25.2	25.2	—	—
	June 2003	(1.5)	(2.2)	(1.9)	(0.9)	(0.1)

Net earnings	September 2003	65.0	42.6	40.2	2.0	0.4
	June 2003	76.7	23.6	12.0	6.8	4.6

Capital expenditure (US$ million)	September 2003	74.4	40.1	12.2	17.2	10.7
	June 2003	121.8	76.2	33.6	21.7	20.9

Planned for next six months to March 2004		194.5	68.1	22.5	25.9	19.7

Average exchange rates are US$1 = R7.44 and US$1 = R7.74 for the September 2003 and June 2003 quarters respectively. The Australian Dollar exchange rates were AUS$1 = R4.89 and AUS$1 = R4.93 for the June 2003 and September 2003 quarters respectively.

# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

## Comparative figures for June 2003 include final sundry income and translation adjustments at St Helena. St Helena is excluded from the mine analysis.

Figures may not add as they are rounded independently.

Operating and Financial Results

		International					Australian Dollars

			Ghana		Australia		Australia

US DOLLARS		Total	Tarkwa	Damang	St Ives	Agnew	St Ives		Agnew

Operating Results
Ore milled / treated (000 tons)	September 2003	7,264	4,080	1,186	1,688	310	1,688		310
	June 2003	6,860	3,723	1,309	1,495	333	1,495		333

Yield (ounces per ton)	September 2003	0.054	0.036	0.059	0.075	0.148	0.075		0.148
	June 2003	0.056	0.035	0.060	0.094	0.108	0.094		0.108

Gold produced (000 ounces)	September 2003	390.8	147.7	70.1	127.0	45.9	127.0		45.9
	June 2003	384.2	129.1	78.3	141.0	35.8	141.0		35.8

Gold sold (000 ounces)	September 2003	390.8	147.7	70.1	127.0	45.9	127.0		45.9
	June 2003	384.2	129.1	78.3	141.0	35.8	141.0		35.8

Gold price received (US Dollars per ounce)	September 2003	361	361	359	363	361	553		549
	June 2003	350	346	352	351	350	552		550

Total cash costs (US Dollars per ounce)	September 2003	238	210	232	271	245	412		372
	June 2003	225	213	223	221	286	347		449

Total production costs (US Dollars per ounce)	September 2003	287	235	260	342			521
	June 2003	282	247	246	324			508

Operating costs (US Dollars per ton)	September 2003	12	7	14	20	30	30		45
	June 2003	12	7	14	21	24	33		38

Financial Results (US$ million)
Revenue	September 2003	141.2	53.3	25.2	46.2	16.6	70.2		25.2
	June 2003	132.3	44.7	27.0	48.1	12.5	77.8		19.7

Operating costs	September 2003	88.2	29.5	16.0	33.4	9.2	50.8		14.0
	June 2003	83.1	26.3	18.6	29.9	8.3	48.6		12.8

Gold inventory change	September 2003	5.5	1.6	(0.1)	2.2	1.8	3.3		2.7
	June 2003	3.0	1.2	(1.4)	(0.8)	4.0	(1.0)		7.8

Operating profit	September 2003	47.6	22.2	9.2	10.6	5.5	16.1		8.4
	June 2003	46.1	17.2	9.8	19.0	0.1	30.1		(0.9)

Amortisation of mining assets	September 2003	18.5	3.6	1.9	13.0			19.7
	June 2003	19.6	4.1	1.8	13.8			21.5

Net operating profit	September 2003	29.1	18.6	7.3	3.2			4.8
	June 2003	26.5	13.2	8.0	5.4			7.7

Other income/(costs)	September 2003	8.8	0.2	(0.1)	8.7			13.3
	June 2003	42.0	0.1	(0.2)	42.1			76.6

Profit before taxation	September 2003	37.9	18.8	7.2	11.9			18.1
	June 2003	68.5	13.3	7.8	47.4			84.3

Mining and income taxation	September 2003	15.6	7.6	3.2	4.7			7.2
	June 2003	16.1	5.8	3.0	7.3			12.2

- Normal taxation	September 2003	4.5	2.0	0.9	1.6			2.4
	June 2003	4.6	1.9	1.1	1.6			2.6

- Deferred taxation	September 2003	11.0	5.6	2.3	3.1			4.8
	June 2003	11.6	3.9	1.9	5.7			9.6

Exceptional items	September 2003	0.2	—	—	0.2			0.2
	June 2003	0.7	(0.1)	—	0.9			1.6

Net earnings	September 2003	22.5	11.2	3.9	7.3			11.2
	June 2003	53.1	7.3	4.8	41.0			73.7

Capital expenditure (US$ million)	September 2003	34.3	11.3	1.0	17.5	4.6	25.6		6.8
	June 2003	45.6	10.7	0.7	25.9	8.3	29.2		8.6
Planned for next six months to March 2004		126.4	90.2	0.8	26.5	8.7	38.9		13.1

Underground and Surface

SA Rand and Metric Units

			SA OPERATIONS				INTERNATIONAL

								Ghana		Australia#
		Total Mine
Operating Results		Operations	Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	St Ives	Agnew

Ore milled / treated (000 ton)
- underground	September 2003	3,017	3,017	994	969	1,054	—	—	—	—	—
	June 2003	2,939	2,939	964	973	1,002	—	—	—	—	—

- surface	September 2003	8,480	1,216	609	278	329	7,264	4,080	1,186	1,688	310
	June 2003	7,986	1,126	660	284	182	6,680	3,723	1,309	1,495	333

- total	September 2003	11,497	4,233	1,603	1,247	1,383	7,264	4,080	1,186	1,688	310
	June 2003	10,925	4,065	1,624	1,257	1,184	6,680	3,723	1,309	1,495	333

Yield (grams per ton)
- underground	September 2003	6.8	6.8	8.1	8.1	4.4	—	—	—	—	—
	June 2003	7.0	7.0	8.1	8.0	5.1	—	—	—	—	—

- surface	September 2003	1.6	1.3	1.6	1.0	0.8	1.7	1.1	1.8	2.3	4.6
	June 2003	1.7	1.4	1.6	1.0	1.1	1.7	1.1	1.9	2.9	3.3

- combined	September 2003	3.0	5.2	5.6	6.5	3.6	1.7	1.1	1.8	2.3	4.6
	June 2003	3.1	5.5	5.5	6.4	4.5	1.7	1.1	1.9	2.9	3.3

Gold produced (kilograms)
- underground	September 2003	20,580	20,580	8,016	7,880	4,684	—	—	—	—	—
	June 2003	20,715	20,715	7,806	7,786	5,123	—	—	—	—	—

- surface	September 2003	13,677	1,522	972	283	267	12,155	4,595	2,181	3,951	1,428
	June 2003	13,529	1,578	1,085	293	200	11,951	4,015	2,435	4,386	1,115

- total	September 2003	34,257	22,102	8,988	8,163	4,951	12,155	4,595	2,181	3,951	1,428
	June 2003	34,244	22,293	8,891	8,079	5,323	11,951	4,015	2,435	4,386	1,115

Gold sold (kilograms)
- underground	September 2003	20,580	20,580	8,016	7,880	4,684	—	—	—	—	—
	June 2003	20,715	20,715	7,806	7,786	5,123	—	—	—	—	—

- surface	September 2003	13,677	1,522	972	283	267	12,155	4,595	2,181	3,951	1,428
	June 2003	13,529	1,578	1,085	293	200	11,951	4,015	2,435	4,386	1,115

- total	September 2003	34,257	22,102	8,988	8,163	4,951	12,155	4,595	2,181	3,951	1,428
	June 2003	34,244	22,293	8,891	8,079	5,323	11,951	4,015	2,435	4,386	1,115

Operating costs (Rand per ton)
- underground	September 2003	537	537	606	651	368	—	—	—	—	—
	June 2003	514	514	577	592	376	—	—	—	—	—

- surface	September 2003	85	54	56	65	40	90	54	101	147	221
	June 2003	89	54	59	63	22	95	55	112	160	189

- total	September 2003	204	398	397	521	290	90	54	101	147	221
	June 2003	204	386	367	473	321	95	55	112	160	189

# Australia operations are defined as surface and near surface operations.

Development Results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein			September 2003			June 2003
			quarter			quarter

			Carbon			Carbon
	Reef		Leader	Main	VCR	Leader	Main	VCR

Advanced	(m	)	5,195	1,149	1,572	6,465	1,165	1,678
Advanced on reef	(m	)	855	384	131	1,044	281	126
Sampled	(m	)	900	216	114	975	279	63
Channel width	(cm	)	120	84	97	127	85	93
Average value	—(g/t	)	18.0	9.8	31.5	14.4	6.9	6.6
	—(cm.g/t	)	2,167	827	3,044	1,824	587	611

Kloof			September 2003			June 2003
			quarter			quarter

	Reef		Kloof	Main	VCR	Kloof	Main	VCR

Advanced	(m	)	484	1,760	9,685	451	2,426	9,488
Advanced on reef	(m	)	200	509	1,814	205	635	1,876
Sampled	(m	)	159	459	1,428	177	480	1,416
Channel width	(cm	)	91	69	78	83	94	122
Average value	—(g/t	)	3.0	13.2	29.8	1.7	12.0	15.7
	—(cm.g/t	)	274	906	2,317	139	1,128	1,917

Beatrix			September 2003		June 2003
			quarter		quarter

	Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans

Advanced	(m	)	9,232	2,560	9,088	2,230
Advanced on reef	(m	)	2,193	677	1,811	582
Sampled	(m	)	2,355	651	1,485	540
Channel width	(cm	)	78	117	87	103
Average value	— (g/t	)	12.5	15.4	14.2	9.9
	— (cm.g/t	)	1,018	1,678	1,236	1,020

CONTACT DETAILS

CORPORATE OFFICE

Gold Fields Limited	London Office
24 St Andrews Road
Parktown	St James’ Corporate Services
Johannesburg	Limited
2193	6 St James’ Place
Postnet Suite 252	London SW1A 1 NP
Private Bag x 30500	Tel: +944 207 499-3916
Houghton 2041	Fax: +944 207 491-1989
Tel: +27 11 644-2400
Fax: +27 11 484-0626

DIRECTORS

C M T Thompson† (Chairman)	R L Pennant-Rea *
A J Wright (Deputy Chairman)	P J Ryan
I D Cockerill * (Chief Executive Officer)	T M G Sexwale
G J Gerwel	B R van Rooyen
N J Holland * (Chief Financial Officer)	C I von Christierson
J M McMahon *
G R Parker #	† Canadian * British # USA

COMPANY SECRETARY

C Farrel	Postnet Suite 252
24 St Andrews Road	Private Bag x 30500
Parktown	Houghton 2041
Johannesburg	Tel: +27 11 644-2406
2193	Fax: +27 11 484-0626

INVESTOR RELATIONS
Willie Jacobsz
Tel:+27 11 644-2460

Europe & South Africa	North America
Nerina Bodasing	Cheryl A. Martin
Tel: +27 11 644-2630	Tel: +1 303 796-8683
Fax: +27 11 484-0639	Fax: +1 303 796-8293
E-mail:investors@goldfields.co.za	E-mail:camartin@gfexpl.com

TRANSFER OFFICES

Johannesburg	London
Computershare Limited	Capita Registrars
Ground Floor	Bourne House
70 Marshall Street	34 Beckenham Road
Johannesburg, 2001	Beckenham Kent BR3 4TU
P O Box 61051	Tel: +944 208 639-2000
Marshalltown, 2107	Fax: +944 208 658-3430
Tel: 27 11 370-5000
Fax: 27 11 370-5271

AMERICAN DEPOSITARY RECEIPT BANKER

United States	United Kingdom
Bank of New York	Bank of New York
101 Barclay Street	46 Berkley Street
New York N.Y. 10286	London
USA	W1X 6AA
Tel: +91 212 815-5133	Tel: +944 207 322-6341
Fax: +91 212 571-3050	Fax: +944 207 322-6028

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:	GFI
Issuer code:	GOGOF

ISIN: ZAE 000018123

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 October 2003

By:
Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs